UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report Of Foreign Private Issuer

Pursuant To Rule 13a-16 Or 15d-16 Of

The Securities Exchange Act Of 1934

For the month of July, 2019

Commission File Number: 001-14950

ULTRAPAR HOLDINGS INC.

(Translation of Registrant’s Name into English)

Avenida Brigadeiro Luis Antonio, 1343, 9º Andar

São Paulo, SP, Brazil 01317-910

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F         X                              Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                                         No         X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                                         No         X

ULTRAPAR HOLDINGS INC.

TABLE OF CONTENTS

ITEM

1.	MATERIAL NOTICE

ULTRAPAR PARTICIPAÇÕES S.A.

Publicly Listed Company

CNPJ nº 33.256.439/0001-39

NIRE 35.300.109.724

MATERIAL NOTICE

ULTRAPAR ANNOUNCES NOTIFICATION FROM ULTRA S.A. PARTICIPAÇÕES

São Paulo, July 12, 2019 – Ultrapar Participações S.A. (“Company”) informs that it was notified by Ultra S.A. Participações (“Ultra S.A.”) that, in an extraordinary shareholder’s meeting held on this date by the shareholders of Ultra S.A., it was approved the redemption of the totality of the preferred shares owned by Paulo Guilherme Aguiar Cunha, Ana Paula de Queiroz Cunha, Pedro Augusto de Queiroz Cunha, Guilherme de Queiroz Cunha and Eduardo Queiroz Cunha (the “Shareholders”), in the terms and conditions approved by the shareholder’s meeting. Once the redemption is concluded, the Shareholders will receive shares issued by the Company and will cease to integrate the capital stock of Ultra S.A. Consequently, they will not be part of the Company’s shareholders agreement, entered into by Ultra S.A. and Parth do Brasil Participações Ltda. on May 2, 2018.

In addition, Ultra S.A. reported that, as deliberated in the referred shareholder’s meeting, the redemption shall be fully executed by November 11, 2019. Once the transaction is concluded and the preferred shares held by the Shareholders are fully redeemed, the total of shares bound to the Ultrapar shareholders’ agreement would decrease from 31.25% to 27.95%.

Ultra S.A. informed that will maintain the Company updated of the developments of this transaction.

André Pires de Oliveira Dias

Chief Financial and Investor Relations Officer

Ultrapar Participações S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 12, 2019

ULTRAPAR HOLDINGS INC.

By:	/s/ Andre Pires de Oliveira Dias
Name: Andre Pires de Oliveira Dias Title: Chief Financial and Investor Relations Officer

(Material Notice)